UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68397 / December 11, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-15085

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In the Matter of
:
CARESIDE, INC.,   :
CASTCITY.COM, INC.,   :
CASTLE CORP. INTERNATIONAL,   :   ORDER MAKING FINDINGS
CAYENNE ENTERTAINMENT, INC. (f/k/a BOEING   :   AND REVOKING
   RUN, INC.),   :   REGISTRATIONS BY
CDT, INC. (n/k/a CDT ACQUISITIONS, INC.),   :   DEFAULT AS TO NINE
CENTURION COMMUNICATIONS CORP.,   :   RESPONDENTS
CHAMPION AMERICAN ENERGY RESERVES, INC., :
CHARTER RESOURCES INTERNATIONAL, INC.,   :
CLEMMY TECHNOLOGIES CORP., and   :
CRYOCON, INC.   :

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        The Securities and Exchange Commission (Commission) instituted this proceeding with
an Order Instituting Administrative Proceedings (OIP) on October 31, 2012, pursuant to Section
12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Careside,
Inc. (Careside), Castcity.com, Inc. (Castcity.com), Castle Corp. International (Castle Corp.),
CDT, Inc. (n/k/a CDT Acquisitions, Inc.) (CDT), Centurion Communications Corp. (Centurion),
Champion American Energy Reserves, Inc. (Champion), Charter Resources International, Inc.
(Charter), Clemmy Technologies Corp. (Clemmy Technologies), and Cryocon, Inc. (Cryocon),
(collectively, Respondents) have repeatedly failed to file timely periodic reports with the
Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13
thereunder.[1]

        The Office of the Secretary and the Division of Enforcement have provided evidence that
Respondents were served with the OIP by November 5, 2012. See 17 C.F.R. § 201.141(a)(2)(ii).
Answers were due ten days after service of the OIP. OIP at 4; 17 C.F.R. §§ 201.160, .220(b).
On November 20, 2012, Respondents were ordered to show cause, by November 30, 2012, why
the registrations of their securities should not be revoked by default. To date, Respondents have
not filed Answers or responded to the Order to Show Cause. Respondents are in default for
failing to file Answers or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a),

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[1] The proceeding has ended as to Respondent Cayenne Entertainment, Inc. (f/k/a Boeing Run,
Inc.). See Careside, Inc., Exchange Act Release No. 68304 (Nov. 28, 2012).

.220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Careside (Central Index Key (CIK) No. 1070602) is a void Delaware corporation located in Culver City, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Careside is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2002, which reported a net loss of over $10 million for the prior nine months. On October 11, 2002, Careside filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Central District of California, and the case was terminated on June 26, 2007. As of October 23, 2012, Careside's stock (symbol "CASI") was traded on the over-the-counter markets.

Castcity.com (CIK No. 1140295) is a permanently revoked Nevada corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Castcity.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of over $7,000 for the prior nine months.

Castle Corp. (CIK No. 1085066) is a permanently revoked Nevada corporation located in Santa Barbara, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Castle Corp. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of over $3,700 for the prior three months.

CDT (CIK No. 1103011) is a revoked Nevada corporation located in Salt Lake City, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CDT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of over $6,600 for the prior nine months.

Centurion (CIK No. 1108211) is a dissolved Colorado corporation located in Beverly Hills, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Centurion is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000.

Champion (CIK No. 315263) is a Florida corporation located in Holladay, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Champion is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of over $10.1 million for the prior nine months. As of October 23, 2012, Champion's stock (symbol "CGYJ") was traded on the over-the-counter markets.

Charter (CIK No. 1139178) is a Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Charter is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2001, which failed to include financial statements.

Clemmy Technologies (CIK No. 1080934) is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Clemmy Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2006, which reported a net loss of thirty-five dollars for the prior three months.

Cryocon (CIK No. 837014) is a delinquent Colorado corporation located in Ogden, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cryocon is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2002, which reported a net loss of over $1.4 million for the prior nine months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Careside, Inc., Castcity.com, Inc., Castle Corp. International, CDT, Inc. (n/k/a CDT Acquisitions, Inc.), Centurion Communications Corp., Champion American Energy Reserves, Inc., Charter Resources International, Inc., Clemmy Technologies Corp., and Cryocon, Inc., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge